Bright Minds Biosciences Inc.

Condensed Interim Consolidated Financial Statements

For the nine months ended June 30, 2024 and 2023

(Expressed in Canadian Dollars)

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars - Unaudited)

		June 30,	September 30,
As at	Notes	2024 (unaudited)	2023 (audited)
		$	$
ASSETS
Current Assets
Cash and cash equivalents	8	6,190,244	6,747,986
Sales tax receivable		17,236	36,981
Prepaids		58,316	27,692
		6,265,796	6,812,659
Non-Current Assets
Right-of-use asset	10	12,075	66,413
TOTAL ASSETS		6,277,871	6,879,072

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,6	164,612	207,307
Lease liability - current portion	10	14,016	73,549
TOTAL LIABILITIES		178,628	280,856

Shareholders' equity
Share capital	5	35,046,808	33,914,308
Pre-funded warrants	5	831,834	831,834
Reserves	5	3,796,129	3,399,097
Deficit		(33,575,528)	(31,547,023)
TOTAL SHAREHOLDERS' EQUITY		6,099,243	6,598,216
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,277,871	6,879,072

Nature and continuance of operations (Note 1)

Contractual obligations (Note 7)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars - Unaudited)

	Notes	Three months ended June 30, 2024	Three months ended June 30, 2023	Nine months ended June 30, 2024	Nine months ended June 30, 2023
		$	$	$	$
EXPENSES
Consulting fees	5	21,435	42,755	76,969	143,698
Directors' compensation	5,6	109,068	113,664	348,722	866,778
Foreign exchange		19,826	10,106	21,174	43,745
Marketing, advertising, and investor relations		-	37,100	36,600	82,818
Office and administrative	10	81,245	122,044	215,584	324,728
Professional fees	6	108,896	64,761	416,684	322,633
Regulatory and filing		11,363	17,186	172,943	151,198
Research and development	5,6,9	(566,749)	1,050,685	763,955	3,908,629
Income (loss) before other items		214,916	(1,458,301)	(2,052,631)	(5,844,227)
Other items
Interest income		14,987	-	24,126	-
Net and comprehensive income (loss)		229,903	(1,458,301)	(2,028,505)	(5,844,227)

Basic and diluted income (loss) per share		0.05	(0.39)	(0.48)	(1.58)

Weighted average number of common shares outstanding
-basic		4,463,837	3,772,072	4,255,273	3,702,152
-diluted		4,649,066	3,772,072	4,255,273	3,702,152

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

	Share Capital
	Number of shares *	Share capital	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$
Balance as at September 30, 2022	3,518,472	32,237,844	-	2,479,466	(24,174,798)	10,542,512
Private placement - common shares	194,800	1,217,500	-	-	-	1,217,500
Private placement - pre-funded warrants	-	-	831,834	-	-	831,834
Share issue costs	-	(26,976)	-	-	-	(26,976)
Warrants exercised	28,800	253,440	-	-	-	253,440
RSUs exercised	30,000	232,500	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	751,634	-	751,634
Net loss	-	-	-	-	(5,844,227)	(5,844,227)
Balance as at June 30, 2023	3,772,072	33,914,308	831,834	2,998,600	(30,019,025)	7,725,717

Balance as at September 30, 2023	3,772,072	33,914,308	831,834	3,399,097	(31,547,023)	6,598,216
Private placement - common shares	661,765	900,000	-	-	-	900,000
RSUs exercised	30,000	232,500	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	629,532	-	629,532
Net loss	-	-	-	-	(2,028,505)	(2,028,505)
Balance as at June 30, 2024	4,463,837	35,046,808	831,834	3,796,129	(33,575,528)	6,099,243

* On July 14, 2023, the Company completed a share consolidation on the basis of 1 new common share to 5 old common shares (Note 5). For accounting purposes, recognition of the share consolidation has been made retroactively such that all share and per share numbers have been adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	Notes	Nine months ended June 30, 2024	Nine months ended June 30, 2023
		$	$
Operating activities
Net loss for the period		(2,028,505)	(5,844,227)
Non-cash items:
Interest on lease liability	10	6,338	15,964
Depreciation - right-of-use asset	10	54,338	54,338
Foreign exchange		4,855	(118,090)
Share-based compensation	5	629,532	751,634

Changes in non-cash operating working capital items:
Sales tax receivable		19,745	10,842
Other receivable		-	41,261
Prepaids		(30,624)	22,694
Accounts payable and accrued liabilities		(42,695)	(761,157)
Net cash used in operating activities		(1,387,016)	(5,826,741)

Financing activities
Private placement proceeds	5	900,000	1,217,500
Share issue costs		-	(26,976)
Pre-funded warrant proceeds		-	831,834
Warrant exercise proceeds		-	253,440
Principal portion of lease liability	10	(65,871)	(64,467)
Net cash from financing activities		834,129	2,211,331

Change in cash and cash equivalents		(552,887)	(3,615,410)
Effect of foreign exchange on cash		(4,855)	118,090
Cash and cash equivalents, beginning of period		6,747,986	11,627,913

Cash and cash equivalents, end of period		6,190,244	8,130,593

SUPPLEMENTARY INFORMATION
Fair value of RSUs exercised		232,500	232,500

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On February 8, 2021, the Company started trading on the Canadian Stock Exchange ("CSE") under the symbol DRUG. On May 17, 2021, the Company started trading on the OTCQB under the symbol BMBIF. On November 8, 2021, the Company started trading on the NASDAQ under the symbol DRUG. The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2024, the Company is not able to finance day to day activities through operations and has incurred a loss of $2,028,505 for the nine months ended June 30, 2024. The Company has a deficit of $33,575,528 since inception and negative operating cash flows. As at June 30, 2024, the Company has working capital of $6,087,168 (September 30, 2023 - $6,531,803). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of August 12, 2024, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended September 30, 2023 except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2024 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these condensed interim consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These condensed interim consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

3.    SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021.  On June 10, 2021, the CEO (the "Chief Executive Officer") of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these condensed interim consolidated financial statements.

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Please refer to Note 3 of the audited consolidated financial statements of the Company for the year ended September 30, 2023 for full disclosure of the significant accounting policies.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2024	September 30, 2023
	$	$
Accounts payable	149,612	182,307
Accrued liabilities	15,000	25,000
Total accounts payable and accrued liabilities	164,612	207,307

5. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On July 14, 2023, the Directors of the Company approved the consolidation of the Company's issued and outstanding common shares on a 5:1 basis. All common shares, stock options, restricted share units and warrant references in these condensed interim consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the nine months ended June 30, 2024

On December 22, 2023, the Company issued 661,765 Units of the Company at a price per unit of $1.36 for aggregate gross proceeds of $900,000. Each Unit is comprised of one common share and one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.70 per share until December 22, 2028.

On December 13, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5.    SHARE CAPITAL (continued)

Issued share capital for the year ended September 30, 2023

On December 2, 2022, the Company issued 133,200 pre-funded warrants ("PFWs") of the Company at a price per PFW of $6.245 and 194,800 Units of the Company at a price per Unit of $6.25 for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.005 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $6.75 per share until December 2, 2024.

The PFWs are classified as a component of permanent shareholders' equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the Units with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, such PFWs do not provide any guarantee of value or return. The Company valued the PFWs at issuance, concluding that their sales price approximated their fair value, and a total of $831,834 is recorded to the PFWs.

On March 10, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2023, an aggregate of 28,800 warrants were exercised for gross proceeds of $253,440.

Issued share capital for the year ended September 30, 2022

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $5.45 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 7).

On August 30, 2022, the Company issued 571,600 Units of the Company at a price per unit of $7.00 for aggregate gross proceeds of $4,001,200. Each Unit is comprised of one common share and one warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $8.80 per share until August 30, 2024. The agent was paid a cash finder's fee $280,084 and expenses of $176,065 and received compensation warrants entitling them to purchase an aggregate of 26,808 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. An advisor was additionally paid a cash finder's fee of $259,245 and received compensation warrants entitling them to purchase an aggregate of 18,232 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. The Company incurred additional share issue costs of $84,585 in connection with the offering.

In September 2022, 45,040 compensation warrants were exercised for gross proceeds of $315,277. Upon exercise, $531,000 was reclassified from reserves to share capital.

During the year ended September 30, 2022, 529,960 warrants priced at $0.25, $8.80, and $47.30 per unit were exercised for gross proceeds of $1,653,170.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of common shares of the Company on the CSE, whereby 570,560 common shares of the Company and 389,600 warrants (exercised on April 23, 2021), being an aggregate of 960,160 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

  96,016 - on the date that the Company's shares are listed on the CSE (February 8, 2021); and
  144,024 - 6, 12, 18, 24, 30 and 36 months after the listing date.

As at June 30, 2024, all common shares are released from escrow.

Stock options

The Company's stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company's outstanding common shares as stock options.

Options granted during the nine months ended June 30, 2024

On March 22, 2024, the Company granted 130,000 options to the directors and consultants of the Company. The options have an exercise price of $1.84 per share, expire on March 22, 2029 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.84; ii) share price: $1.80; iii) term: 5 years; iv) volatility: 122.84%; v) discount rate: 3.48%; and dividends: nil.

Options granted during the year ended September 30, 2023

On December 1, 2022, the Company granted 60,000 options to the Chief Medical Officer of the Company. The options have an exercise price of $8.25 per share, expire on December 1, 2027 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $8.25; ii) share price: $7.75; iii) term: 5 years; iv) volatility: 141.61%; v) discount rate: 3.05%; and dividends: nil.

On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options that were previously granted on April 28, 2021.

On February 16, 2023, the Company granted 47,000 options to the consultants and a director of the Company. The options have an exercise price of $5.25 per share, expire on February 16, 2028 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $5.25; ii) share price: $4.85; iii) term: 5 years; iv) volatility: 135.92%; v) discount rate: 3.45%; and dividends: nil.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the nine-month period ended June 30, 2024 and the year ended September 30, 2023:

	Number of options	Weighted average exercise price

Balance at September 30, 2022	183,161	$18.20
Granted	107,000	$6.93
Cancelled(1), (2)	(78,000)	$20.52
Balance at September 30, 2023	212,161	$11.65
Granted	130,000	$1.84
Balance at June 30, 2024	342,161	$7.92

(1) 30,000 and 16,000 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a director of the Company.

As at June 30, 2024, the options have a weighted average remaining life of 3.36 years (September 30, 2023 - 3.28).

The following table summarizes the stock options issued and outstanding:

		Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
September 21, 2024	1,761	1,761	$38.20	0.23
November 17, 2025	71,400	71,400	$6.25	1.38
April 28, 2026 (2)	16,000	12,000	$38.00	1.83
June 15, 2026	16,000	12,000	$38.00	1.96
December 1, 2027	60,000	15,000	$8.25	3.42
February 16, 2028	47,000	11,750	$5.25	3.63
March 22, 2029	130,000	32,500	$1.84	4.73

(2) On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options, and an additional 16,000 options were cancelled on the retirement of a consultant (Note 7).

Restricted share unit plan

The Company's restricted share unit ("RSU") plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company's outstanding common shares.

On December 1, 2022, the Company issued 220,000 RSUs to the directors of the Company. These RSUs vest on an annual basis over a period of four years commencing on December 1, 2022 and expiring on December 1, 2027. The estimated fair value of these RSUs is $1,705,000 and will be recognized as an expense over the vesting period of the RSUs.

On April 27, 2022, the Company issued 20,000 RSUs to a director of the Company and these RSU's vest as follows: 25% on the date of grant and 25% each on April 27, 2024, 2025 and 2026. The estimated fair value of these RSUs is $127,000 and will be recognized as an expense over the vesting period of the RSUs.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

On February 4, 2022 and February 11, 2022, the Company issued 5,000 RSUs and 7,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years commencing on February 1, 2023. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

The following table summarizes the movements in the Company's outstanding RSUs for the nine-month period ended June 30, 2024 and the year ended September 30, 2023:

	Number of RSUs	Weighted average exercise price
Balance at September 30, 2022	108,000	$13.15
Granted	220,000	$7.75
Exercised	(30,000)	$7.75
Forfeited*	(76,000)	$6.25
Balance at September 30, 2023	222,000	$10.89
Exercised	(30,000)	$7.75
Balance at June 30, 2024	192,000	$11.38

* On November 23, 2022, 76,000 RSUs were forfeited on the termination of the services of former Chief Medical Officer of the Company.

As at June 30, 2024, the RSUs have a weighted average remaining life of 3.31 years (September 30, 2023 - 4.07 years).

The following table summarizes the RSUs issued and outstanding:

		RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Exercise price	Remaining life (Years)
February 1, 2027	5,000	2,500	$15.25	2.59
February 1, 2027	7,000	3,500	$15.00	2.59
April 27, 2027	20,000	10,000	$38.20	2.82
December 1, 2027	160,000	50,000	$7.75	3.42

Share-based compensation expense recognized in the condensed interim consolidated statements of comprehensive income (loss) is comprised of the following:

	For the nine months ended:
	June 30, 2024	June 30, 2023
	$	$
Stock options	313,674	(60,924)
Restricted share units - equity settled grants	315,858	812,558
Total share-based compensation expense	629,532	751,634

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

Share-based compensation expense is included in the condensed interim consolidated statements of comprehensive income (loss) as follows:

	For the nine months ended:
	June 30, 2024	June 30, 2023
	$	$
Consulting fees	39,061	26,430
Directors' compensation	348,722	866,778
Research and development	241,749	(141,574)
Total share-based compensation expense	629,532	751,634

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the nine-month period ended June 30, 2024 and the year ended September 30, 2023:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2022	881,520	$23.89
Issued	194,800	6.75
Exercised	(28,800)	8.80
Balance at September 30, 2023	1,047,520	$21.12
Issued	661,765	1.70
Expired	(366,021)	46.61
Balance at June 30, 2024	1,343,264	$4.60

On March 17, 2021, the Company issued 26,533 compensation warrants to underwriters. The fair value of these share purchase warrants of $521,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $37.85; ii) share price: $33.25; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.35%; and dividends: nil. The fair value of these broker warrants was recorded as a reduction against share capital.

On August 30, 2022, the Company granted 45,040 compensation warrants at an exercise price of $7.00 per compensation warrant expiring on August 30, 2024. Each compensation warrant comprises the one Unit under the same terms of the offering which closed on August 30, 2022. The fair value of these compensation warrants of $315,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.00; ii) share price: $14.65; iii) term: 2 years; iv) volatility: 147.31%; v) discount rate:3.63%; and dividends: nil.

As at June 30, 2024, the warrants have a weighted average remaining life of 2.33 (September 30, 2023 - 0.80) years.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
July 30, 2024 (1)	62,960	$0.25	0.08
August 30, 2024	378,700	$8.80	0.17
August 30, 2024	26,808	$8.80	0.17
August 30, 2024	18,231	$8.80	0.17
December 2, 2024	194,800	$6.75	0.42
December 22, 2028	661,765	$1.70	4.48

(1) On June 15, 2021, the Company entered into warrant exercise agreements with the two warrant holders, whereby the warrant holders authorized the Company to issue only such number of common shares (or other class of voting securities of the Company, if applicable) as will result in the warrant holders and any other person (as defined) holding less than the threshold number of 4.99% (as defined) of any class of  voting securities of the Company as of the date of exercise or conversion of the warrants.

6. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2024 was $61,198 (September 30, 2023 - $51,480) owing to the directors of the Company and the companies controlled by key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the nine months ended:
	June 30, 2024	June 30, 2023
	$	$
Professional fees	90,000	90,000
Research and development	392,438	445,415
Share-based compensation included in directors' compensation	348,722	866,778
Share-based compensation included in research and development	101,148	(166,411)
	932,308	1,235,782

See Note 7 for related party contractual obligations.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University"), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University;
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter.
  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000 (paid);
  Year 4 - $15,000;
  Year 5 - $35,000;
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial (paid);
  $50,000 upon dosing the first patient in the first Phase II trial;
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication.

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS (continued)

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA.  The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

The Company entered into several director indemnity agreements (the "DIAs") with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

  Indemnify and save harmless the Directors against and from:
  any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;
  any and all costs, damages, expenses, fines, liabilities, losses and penalties (the "Consequences") which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and
  in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company's request.
  gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On April 11, 2022, the Company entered into a scientific advisory board agreement with Deisseroth pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 Payment Shares in the capital of the Company (see Note 5).

On November 13, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 options with an exercise price of $8.25 per share (see Note 5).

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS (continued)

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 26,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 4,000 options were cancelled on January 21, 2021. In addition, the Company granted 12,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 5). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 60,400 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 32,000 options were cancelled on December 1, 2022 and January 30, 2023 (see Note 5). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

8. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2024	September 30, 2023
FVTPL	$	$
Cash	6,103,994	6,661,736
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	6,190,244	6,747,986
Amortized cost
Accounts payable and accrued liabilities	164,612	207,307

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2024, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

8. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2024, the Company had cash and cash equivalents of $6,190,244 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2024, the Company had the following foreign currency balances - cash (US$718,669 and AU$1,100,727), receivables (AU$2,979), prepaids (US$11,166 and AU$7,916) and accounts payable and accrued liabilities (US$69,258 and AU$34,698). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $189,000 on comprehensive income (loss).

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2024, the Company had cash and cash equivalents of $6,190,244 to cover current liabilities of $178,628.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2024.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

9. RESEARCH AND DEVELOPMENT

Research and development expense recognized in the condensed interim consolidated statements of comprehensive income (loss) is comprised of the following:

	For the nine months ended:
	June 30, 2024	June 30, 2023
	$	$
Laboratory costs	13,850	21,037
Novel drug development	497,628	3,239,404
Patents and related payments	101,615	90,750
Salary and subcontractors	929,030	1,046,321
Share-based compensation (see Note 5)	241,749	(141,574)
Investment tax credits	(1,019,917)	(347,309)
	763,955	3,908,629

Investment tax credits under the Australian government's Research and Development Tax Incentive program have been recorded as a reduction of research and development expenses in the period received.

10. PREMISES LEASES

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. Commencing September 1, 2022, the Company extended the lease for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease. Commencing September 1, 2024, the Company further extended the lease for six months at a monthly base rent of US$5,855.

(a) Right-of-Use Assets

As at June 30, 2024, $12,075 of right-of-use assets are recorded as follows:

$

As at September 30, 2022	138,863
Depreciation	(72,450)
As at September 30, 2023	66,413
Depreciation	(54,338)
As at June 30, 2024	12,075

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Nine months ended June 30, 2024	Year ended September 30, 2023

Undiscounted minimum lease payments:
Less than one year	$14,638	$80,509
Two to three years	-	-
	14,638	80,509
Effect of discounting	(622)	(6,960)
Present value of minimum lease payments	14,016	73,549
Less current portion	(14,016)	(73,549)
Long-term portion	$-	$-

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

10. PREMISES LEASES (continued)

(c) Lease Liability Continuity

The lease liability continuity is as follows:

$

As at September 30, 2022	139,911
Cash flows:
Principal payments	(66,362)
As at September 30, 2023	73,549
Principal payments	(59,533)
As at June 30, 2024	14,016

During the nine months June 30, 2024, interest of $6,338 and depreciation of $54,338 is included in the office and administrative expense on the condensed interim consolidated statements of comprehensive income (loss).

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